Exhibit 99.9

Consent of Paulo Pereira

The undersigned consents to being named as a Qualified Person in the Annual Information Form for the fiscal year ended November 30, 2022 of GoldMining Inc. (the “Company”) being filed as an exhibit to the Company’s Annual Report on Form 40-F for the fiscal year ended November 30, 2022, being filed by the Company with the United States Securities and Exchange Commission and any amendments thereto, and to the reference to the undersigned in the Annual Information Form as having reviewed and approved the technical and scientific information contained therein, and to the incorporation by reference of the foregoing in the Registration Statement on Form F-10/A (No. 333-255705) of the Company.

/s/ Paulo Pereira
Paulo Pereira, BSc, PGeo

Dated: February 28, 2023